Exhibit 99.1

Borr Drilling Limited – Announcement of binding LOI for jack-up drilling rig

Hamilton, Bermuda, 4 August 2022:

Borr Drilling Limited (NYSE and OSE: “BORR”) is pleased to announce it has received a binding Letter of Intent (“LOI”) for the premium jack-up drilling rig “Prospector 5” from an undisclosed operator in West Africa. The 6-well firm program is expected to commence during Q4 2022 and has an estimated duration of fourteen months plus options. This LOI, which is expected to be converted into a contract shortly, has an estimated total contract value of $68.9 million (excluding options).

Forward looking statements

This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as "expect", "estimated" and similar expressions and include statements relating to rig contracting and options including the duration of such contracts and extensions and backlog, and other non-historical statements. Such forward -looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to actual performance under drilling contracts, the risk that backlog may not be realized, the number of rigs that will be in operation and rates that are achieved, and other risks and uncertainties described in the section entitled "Risk Factors" in our most recent annual report on Form 20-F and other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward -looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.